UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________
Form 11-K
__________________________________

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 000-19599

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)

WORLD ACCEPTANCE CORPORATION
104 S. Main Street, Greenville, South Carolina 29601
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

WORLD ACCEPTANCE CORPORATION
Form 11-K

GLOSSARY OF DEFINED TERMS

The following terms may be used throughout this Report.

Term	Definition
ASC	Accounting Standards Codification
CODA	Cash or Deferred Arrangement
Employer	World Acceptance Corporation
ERISA	Employee Retirement Income Security Act of 1974, as amended
Fidelity	Fidelity Management Trust Company
FASB	Financial Accounting Standards Board
GAAP	U.S. Generally Accepted Accounting Principles
IRC	Internal Revenue Code
NAV	Net Asset Value
Plan	World Acceptance Corporation Retirement Savings Plan
Plan Sponsor	World Acceptance Corporation
Principal	Principal Trust Company
SAFII	Stable Asset II Fund
SEC	U.S. Securities and Exchange Commission
Stancorp	Stancorp Financial Group, Inc.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets:
Investments at fair value	$77,277,111	$55,732,265
Investments at contract value	—	10,675,038
Total investments	77,277,111	66,407,303

Receivables
Notes receivable from participants	3,294,563	4,456,817
Participants' contributions	134,774	111,820
Employer's contributions	51,588	44
Total receivables	3,480,925	4,568,681
Total assets	80,758,036	70,975,984

Liabilities:
Refund payable for excess contributions	63,358	211,537
Total liabilities	63,358	211,537
Net assets available for benefits	$80,694,678	$70,764,447

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2021
Additions:
Investment income:
Net appreciation in fair value of investments	$9,441,247
Dividends and interest	1,804,608
Total investment income	11,245,855
Interest income on notes receivable from participants	208,370
Contributions:
Employer, net of forfeitures	1,675,239
Participant	4,280,057
Rollovers	50,131
Total contributions	6,005,427
Total additions	17,459,652

Deductions from net assets attributed to:
Benefits paid to participants	7,334,689
Administrative expenses	194,732
Total deductions	7,529,421
Net increase in net assets available for benefits	9,930,231

Net assets available for benefits at beginning of year	70,764,447
Net assets available for benefits at end of year	$80,694,678

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

(1)Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

    General

The Plan was formed in February 1993 and is a defined-contribution plan subject to the provisions of ERISA. Quarterly, employees of the Plan Sponsor who meet eligibility requirements may elect to become participants in the Plan. Eligibility requirements include a) being at least 21 years of age and b) having completed at least six months of service.

Principal was the Plan’s trustee and custodian of all Plan assets until August 31, 2021. Effective September 1, 2021, Fidelity became the Plan's trustee and custodian of all Plan assets.

The Retirement Plan Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Employer's board of directors.

Administrative Costs

Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Administrative expenses include fees related to the administration of notes receivable charged directly to the participant's account and certain recordkeeping and consulting fees paid by the Plan. Investment-related expenses are included in net appreciation (depreciation) of fair value of investments.

Contributions

The Plan provides for participant contributions on a pre-tax compensation reduction basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). The Plan also allows participants to make contributions on an after-tax basis (Roth-type). Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Employer matches a specified percentage of employee contributions, as determined by the Employer. For 2021, the Employer matched 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum Employer contribution of 3% of eligible compensation. The Employer may also contribute a discretionary, non-elective Employer contribution as determined annually by the Employer, of which there was none in Plan year 2021. Contributions are subject to certain Internal Revenue Service limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary, non-elective Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income (loss) and administrative expenses are allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of non-forfeitable interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage as of each payroll period.

Notes Receivable from Participants

The Plan allows participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at prime plus 1%. For participant loans outstanding as of December 31, 2021, interest rates ranged from 3.25% to 7.00% and mature through 2030. Principal and interest are paid through payroll deductions although lump sum prepayments are allowed. Effective June 5, 2020, the Plan no longer allows for participant refinancing or re-consolidation of outstanding loan balances. As of the effective date, any outstanding loan must be paid in full prior to a new loan being issued. This change does not affect loans that were outstanding prior to the effective date of the change.

Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, financial hardship (as defined by the Plan), at age 59 ½ while still employed, or termination of employment for any other reason. The methods of distribution include lump-sum distribution, substantially equal installments, or partial withdrawals, provided the minimum withdrawal is $1,000.

Forfeitures

Forfeitures are used to reduce Plan expenses or Employer contributions to the Plan. For the year ended December 31, 2021, forfeitures used to reduce Employer contributions totaled $90,184. There were $119,274 and $94,281, respectively, of unapplied forfeitures at December 31, 2021 and 2020.

(2)Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with GAAP.

Investments

Plan investments are reported at fair value except, for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

The Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the trustee. See Note 7 for discussion of fair value measurement. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make the scheduled repayments and the Plan Administrator deems the participant to be in default, the participant’s note receivable is reduced and a benefit payment is recorded based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the participant compensation is earned. All participant and Employer contributions are participant-directed.

Refund Payable for Excess Contributions

Amounts payable to participants in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2021 and 2020 were $63,358 and $211,537, respectively. These refunds were due to excess contributions, which were refunded to participants in 2022 for the year ended December 31, 2021, and in 2021 for the year ended December 31, 2020.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Risk

The Plan provides for various registered investment company (mutual fund) investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a common collect trust fund. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in Employer contributions.

(4)Tax Status

Effective September 1, 2021, the Plan adopted a non-standardized pre-approved profit sharing plan with CODA sponsored by Fidelity Management & Research Company, an affiliate of Fidelity. Fidelity Management & Research Company has obtained an opinion letter from the Internal Revenue Service dated June 30, 2020 as to the non-standardized pre-approved profit sharing plan's qualified status. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and continues to qualify and to operate as designed.

Prior to September 1, 2021, the Plan had adopted a volume submitter plan sponsored by Principal Life Insurance Co., an affiliate of the trustee of the Plan. The volume submitter plan provider had obtained an advisory letter from the Internal Revenue Service dated August 8, 2014 as to the volume submitter plan's qualified status.

GAAP require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020 there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)Deposit Administration Contract

The SAFII represented a deposit administration contract entered into by the Plan with Stancorp that was liquidated on August 31, 2021. Stancorp maintained the contributions in an unallocated fund whose assets were invested with other assets in the general account of Stancorp.

The SAFII was a traditional, fully benefit-responsive guaranteed investment contract, which was recorded at contract value. Contract value represented contributions made under the SAFII, plus earnings, less withdrawals and administrative expenses. The contract crediting rate was established at the end of each quarter and was guaranteed for the subsequent quarter, with a minimum crediting rate of 1%. The effective annual crediting rate and yield for the Contract was approximately 2.21% for the year until liquidated on August 31, 2021. There are no reserves against contract value for the credit risk of the SAFII issuer or otherwise.

(6)Related Party and Party-in-Interest Transactions

As the recordkeeper of the Plan and a related affiliate of the Plan's trustee, Fidelity, Fidelity Management & Research Company qualifies as a party-in-interest to the Plan. As the prior recordkeeper of the Plan and a related affiliate of the Plan's trustee, Principal Trust Company, Principal Life Insurance Company qualifies as a party-in-interest to the Plan. MMC Securities Corporations, serving in its capacity as an investment adviser to the Plan also qualifies as a party-in-interest. Administrative fees remitted to Principal Life Insurance Company, Fidelity Management & Research Company and MMC Securities Corporations totaled $128,509, $21,223, and $45,000 in 2021, respectively. Amounts are included in the administrative expenses line item in the accompanying Statement of Changes in Net Assets Available for Benefits.

Plan assets also include shares of World Acceptance Corporation common stock. World Acceptance Corporation, as the Plan Sponsor, qualifies as a party-in-interest for transactions involving the aforementioned assets. The investment in World Acceptance Corporation common stock was $4,398,893 and $3,138,300 at December 31, 2021 and 2020, respectively, and is participant directed.

Participant loans held by the Plan qualify as party-in-interest transactions. All such transactions are exempt from the prohibited transaction rules under ERISA.

(7)Fair Value

The FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

◦Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
◦Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are less active.
◦Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables set forth the fair value of the Plan’s investments by category within the fair value hierarchy, if applicable, as of December 31, 2021 and 2020.

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$63,124,646	$63,124,646	$—	$—
Common stock	4,398,893	4,398,893	—	—
Total	$67,523,539	$67,523,539	$—	$—

Investments measured at NAV[1]	$9,753,572

Total investments at fair value	$77,277,111
1 In accordance with the Fair Value Measurements topic, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$52,593,965	$52,593,965	$—	$—
Common stock	3,138,300	3,138,300	—	—
Total investments at fair value	$55,732,265	$55,732,265	$—	$—

The following table set forth additional disclosures of the Plan's investments for which the fair value is measured using the net asset value per share practical expedient as of December 31, 2021.

	December 31, 2021
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Invesco Stable Value Fund	$9,753,572	$—	Daily	3 days

Valuation methodologies for the asset classes listed above are described below. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust stable value fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimated fair value. This practical expedient would not be used to determine to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participants transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust. the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

(8)Reconciliation to Form 5500

The following table reconciles net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$80,694,678	$70,764,447
Differences in:
Investments - participant loans	2,848,291	3,214,061
Receivable - notes receivable from participants	(3,294,563)	(4,456,817)
Excess contributions payable included in financial statements but not in Form 5500	63,358	211,537
Contributions receivable	(186,362)	(110,807)
Net assets per Form 5500	$80,125,402	$69,622,421

The following table reconciles the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2021:

2021
Net increase in net assets available for benefits per the financial statements	$9,930,231
Change in default loans	796,484
Excess contributions payable included in financial statements but not in Form 5500 at:
December 31, 2021	63,358
December 31, 2020	(211,537)
Participants' contributions receivable included in financial statements but not in Form 5500 at:
December 31, 2021	(186,362)
December 31, 2020	110,807
Net income per Form 5500	$10,502,981

(9)Nonexempt Transactions

In 2020, the Sponsor inadvertently failed to deposit $5,931 of participant deferrals and loan repayments within the required timeframe as stated by the DOL regulations. For $4,163 of the late remittances, the Sponsor will reimburse the Plan for lost interest, file Form 5330, and pay the applicable excise tax in 2022. For $1,768 of the late remittances, the Sponsor has reimbursed the Plan for lost interest, has filed Form 5330, and paid the applicable excise tax in 2021.

(10)Subsequent Events

The Plan Sponsor is not aware of any significant events occurring subsequent to December 31, 2021 and through June 29, 2022 that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2021

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: [X]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2020	$4,163	$1,768	$—	$—

Lost earnings related to $1,768 in late remittances were deposited into the Plan and a Form 5330 was filed with the applicable excise taxes in 2021. For $4,163 of the late remittances, lost earnings will be deposited into the Plan and a Form 5330 will be filed with the applicable excise taxes in 2022.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual Funds:
	Alliance Bernstein	Alliance Bernstein Discovery Value A Fund	**	$469,271
	BlackRock	Blackrock Lifepath Index 2060 K Fund	**	1,840,349
	BlackRock	Blackrock Lifepath Index 2065 K Fund	**	566,398
	BlackRock	Blackrock Lifepath Index Retirement K Fund	**	2,011,506
	BlackRock	Blackrock Lifepath Index 2025 K Fund	**	6,341,266
	BlackRock	Blackrock Lifepath Index 2030 K Fund	**	7,716,079
	BlackRock	Blackrock Lifepath Index 2035 K Fund	**	7,571,653
	BlackRock	Blackrock Lifepath Index 2040 K Fund	**	8,259,740
	BlackRock	Blackrock Lifepath Index 2045 K Fund	**	8,904,721
	BlackRock	Blackrock Lifepath Index 2050 K Fund	**	5,174,633
	BlackRock	Blackrock Lifepath Index 2055 K Fund	**	3,363,666
	Hartford Mutual Funds	Hartford International Opportunities Y Fund	**	724,046
	Metropolitan Life Insurance Co	Metro West Total Return Bond Admiral Fund	**	329,717
	MFS Investment Management	MFS Value R3 Fund	**	898,761
	T. Rowe Price Funds	T. Rowe Price Blue Chip Growth Fund	**	2,669,130
	Vanguard Group	Vanguard Extended Market Index Admiral Fund	**	1,558,257
	Vanguard Group	Vanguard Total Bond Market Index Admiral Fund	**	269,868
	Vanguard Group	Vanguard 500 Index Admiral Fund	**	2,518,058
	Vanguard Group	Vanguard Total International Stock Index Admiral Fund	**	454,789
	William Blair & Company	William Blair Small-Mid Cap Growth I Fund	**	1,482,738
				63,124,646
	Common Collective Trust Fund
	Invesco Trust Company	Invesco Stable Value Fund, Class B1	**	9,753,572

*	Participant Loans	Interest rates from 3.25% to 7.00% and maturity dates through December of 2030***	***	2,848,291

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	4,398,893

		Total		$80,125,402

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants. Amount is net of $446,272 in deemed loan distributions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee, Plan Administrator, and Plan Participants of World Acceptance Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2014.

Atlanta, Georgia
June 29, 2022

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference
			Form or Registration Number	Exhibit	Filing Date
23	Consent of RSM US LLP	*

*	Submitted electronically herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

By: World Acceptance Corporation
Retirement Plan Committee
Date:	June 29, 2022

By: /s/ R. Chad Prashad
R. Chad Prashad
President and Chief Executive Officer
Date:	June 29, 2022

By: /s/ Lindsay Caulder
Lindsay Caulder
Senior Vice President, Human Resources
Date:	June 29, 2022